EXHIBIT B

                       [Hemisphere Trading Co. Letterhead]


January 15, 1997


Board of Directors
Pharmhouse Corp.
860 Broadway
New York City, NY  10003

Board of Directors:

As of January 14th, 1997 Hemisphere Trading Company and entities controlled by Hemisphere Trading Company owned 209,600 shares of Pharmhouse common stock (9.0% of the common shares outstanding).

We believe that the current share price of $8.875 does not reflect the full value of the company given management's success over the last four quarters in steadily 1) reducing SGA as a percent of revenues; 2) increasing gross margins;
3) increasing operating margins. In addition, over the last three months there has been significant consolidation in the discount drug and general merchandise industry, and as such, we believe that the current consolidation environment is ideal for maximizing shareholder value. Thus we propose that the board of directors immediately hire an outside investment bank for the purpose of maximizing shareholder value through the acquisition of Pharmhouse by a larger entity, public or private.

We would be open to discussing this matter in greater detail at your convenience.


Sincerely,


/s/ Brad Arberg

Brad Arberg